Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Third Quarter 2021 Unaudited Financial Results

Hangzhou, China – November 16, 2021 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading intelligent learning company in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights

●	Total net revenues were RMB1.4 billion (US$215.3 million), representing a 54.8% increase from the same period in 2020.

o	Net revenues from learning services were RMB995.7 million (US$154.5 million), representing a 65.9% increase from the same period in 2020.

o	Net revenues from learning products were RMB254.5 million (US$39.5 million), representing a 56.0% increase from the same period in 2020.

o	Net revenues from online marketing services were RMB137.0 million (US$21.3 million), representing a 3.4% increase from the same period in 2020.

●	Gross billings[1] decreased by 33.9% year-over-year to RMB631.6 million (US$98.0 million) and gross billings of Youdao Premium Courses[2] decreased by 34.6% year-over-year to RMB573.5 million (US$89.0 million).

●	Gross margin was 56.6%, compared with 45.9% for the same period in 2020.

1 Gross billings is a non-GAAP financial measure. Gross billings for a specific period refers to the total amount of consideration for Youdao’s tutoring services sold mainly on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. See "Non-GAAP Measures" and "Unaudited Reconciliation of GAAP and non-GAAP Results" at the end of this press release.

2 Youdao Premium Courses are Youdao’s tutoring service offerings primarily focused on K-12 students, covering a wide spectrum of subject matters, learning goals and areas of interest.

Third Quarter 2021 Key Operating and Financial Data

	For the three months ended September 30
(in millions, RMB)	2020	2021	% of Change
Gross billings	955.5	631.6	-33.9%
Gross billings of Youdao Premium Courses	877.0	573.5	-34.6%
Paid student enrollments of Youdao Premium Courses (in thousands)	623.5	368.7	-40.9%
Gross billings per paid student enrollment of Youdao Premium Courses (in RMB)	1,406	1,555	10.6%

"In the third quarter of this year, our four core pillars, namely learning products, vocational education courses, STEAM courses and education digitization solutions, had strong momentum. We have been making great endeavors to improve the learning efficiency of our users. Besides, we are also taking steps to further fulfil our commitment to society," said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao.

"Youdao has always been dedicated to complying with laws and regulations. As previously disclosed, we plan to dispose of our academic AST business as part of our efforts to comply with regulatory requirements. We will continue to adapt our business to the evolving regulatory environment and drive long-term sustainable growth through innovative technologies and products," Dr. Zhou concluded.

Third Quarter 2021 Financial Results

Net Revenues

Net revenues for the third quarter of 2021 were RMB1.4 billion (US$215.3 million), representing a 54.8% increase from RMB896.0 million for the same period of 2020.

Net revenues from learning services were RMB995.7 million (US$154.5 million) for the third quarter of 2021, representing a 65.9% increase from RMB600.4 million for the same period of 2020. The year-over-year growth from learning services was primarily attributable to increased revenues from tutoring services, which were further driven by the growth in paid student enrollments during the period in the second quarter of 2021.

Net revenues from learning products were RMB254.5 million (US$39.5 million) for the third quarter of 2021, representing a 56.0% increase from RMB163.1 million for the same period of 2020, primarily driven by the substantial increase in sales volume of Youdao Dictionary Pen in the third quarter of 2021.

Net revenues from online marketing services were RMB137.0 million (US$21.3 million) for the third quarter of 2021, representing a 3.4% increase from RMB132.6 million for the same period of 2020.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2021 was RMB785.6 million (US$121.9 million), representing a 90.9% increase from RMB411.6 million for the same period of 2020. Gross margin increased to 56.6% for the third quarter of 2021 from 45.9% for the same period of 2020.

Gross margin for learning services increased to 66.2% for the third quarter of 2021 from 53.9% for the same period of 2020. The increase was driven by improved economies of scale and ongoing optimization of Youdao’s faculty compensation structure.

Gross margin for learning products increased to 33.7% for the third quarter of 2021 from 29.8% for the same period of 2020. The improvement was mainly attributable to the substantial rise in sales volume of Youdao Dictionary Pen 3.0, which carries a higher gross margin than other learning products.

Gross margin for online marketing services was 29.2% for the third quarter of 2021, compared with 29.5% for the same period of 2020.

Operating Expenses

Total operating expenses for the third quarter of 2021 were RMB914.9 million (US$142.0 million), representing a decrease of 29.9%, compared with RMB1.3 billion for the same period of last year.

Sales and marketing expenses for the third quarter of 2021 were RMB650.2 million (US$100.9 million), representing a decrease of 43.4% from RMB1.1 billion for the same period of 2020. This decrease was due to the reduction in marketing expenditures in K-12 tutoring services in the third quarter of 2021 due to the changing regulatory environment as previously disclosed.

Research and development expenses for the third quarter of 2021 were RMB193.3 million (US$30.0 million), representing an increase of 59.7% from RMB121.0 million for the same period of 2020. The increase was primarily due to higher payroll-related expenses associated with a larger number of course development and technology professionals.

General and administrative expenses for the third quarter of 2021 were RMB71.4 million (US$11.1 million), representing an increase of 94.8% from RMB36.6 million for the same period of 2020. The increase was mainly attributable to an increase in employee headcount and related expenses in the third quarter of 2021.

Loss from Operations

Loss from operations for the third quarter of 2021 was RMB129.3 million (US$20.1 million), compared with RMB894.0 million for the same period in 2020. The margin of loss from operations was 9.3%, compared with 99.8% for the same period of last year.

Net Loss Attributable to Youdao’s Ordinary Shareholders

Net loss attributable to Youdao’s ordinary shareholders for the third quarter of 2021 was RMB128.9 million (US$20.0 million), compared with RMB877.8 million for the same period last year. Non-GAAP net loss attributable to Youdao’s ordinary shareholders for the third quarter of 2021 was RMB101.0 million (US$15.7 million), compared with RMB865.7 million for the same period last year.

Basic and diluted net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders for the third quarter of 2021 was RMB1.05 (US$0.16), compared with RMB7.73 for the same period of 2020. Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders was RMB0.82 (US$0.13), compared with RMB7.63 for the same period of 2020.

Balance Sheet

As of September 30, 2021, Youdao’s cash, cash equivalents, restricted cash, time deposits and short-term investments totaled RMB1.3 billion (US$201.7 million), compared with RMB1.2 billion as of December 31, 2020. For the third quarter of 2021, net cash used in operating activities was RMB628.7 million (US$97.6 million), capital expenditures totaled RMB22.1 million (US$3.4 million), and depreciation and amortization expenses amounted to RMB7.7 million (US$1.2 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan in future periods in light of the changing regulatory environment, generate operating cash flows and continue to be able to obtain outside sources of financing as necessary for Youdao’s future development. Since its formation, Youdao has received various financial support from the NetEase Group, among others, currently including a RMB878.0 million short-term loan and US$300.0 million revolving loan facility. In support of Youdao’s future business, NetEase Group has agreed that the short-term loan will be automatically extended for a period of eleven months each time upon Youdao’s prior written request.

As of September 30, 2021, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s tutoring services, were RMB1.1 billion (US$175.8 million), compared with RMB1.4 billion as of December 31, 2020.

Update on Disposition of Academic AST Business

As previously disclosed, Youdao plans to dispose of its after-school tutoring services for academic subjects included in China’s compulsory education system (the “Academic AST Business”), as part of its efforts to fully comply with applicable PRC regulatory requirements. Youdao currently expects the transaction to be completed by the end of 2021, subject to execution of the definitive agreements and regulatory approval. There can be no assurance regarding the ultimate timing of the proposed transaction or that the transaction will be completed. In the third quarter of 2021, revenues from Youdao’s Academic AST Business accounted for approximately 25% of its total revenues.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 6:00 a.m. Eastern Time on Tuesday, November 16, 2021 (Beijing/Hong Kong Time: 7:00 p.m., Tuesday, November 16, 2021). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10161838

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until November 23, 2021:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10161838

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages.

Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers online courses covering a wide spectrum of age groups, subject matters, learning goals and areas of interest. In addition, Youdao has developed a variety of interactive learning apps and smart learning devices. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as gross billings and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted earnings/(loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines gross billings for a specific period as the total amount of consideration for tutoring courses sold mainly on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. The management uses gross billings as a performance measurement because the Company generally bills students for the entire course tuition at the time of sale of the courses and recognizes revenue proportionally over an average of the learning periods of different courses. Youdao defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation expenses, amortization of intangible assets from business combination, impairment on long-term investments, adjustment for GAAP to non-GAAP reconciling items for the income/(loss) attributable to noncontrolling interests, and income tax effects of above GAAP to non-GAAP reconciling items. Non-GAAP net income/(loss) attributable to the Company’s shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly does not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between our GAAP financial measures that are most directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to

US$ were made at the rate of RMB6.4434 to US$1.00, the exchange rate on September 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(RMB and USD in thousands)

	As of December 31,	As of September 30,	As of September 30,
	2020	2021	2021
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	609,199	493,709	76,622
Time deposits	263	292,111	45,335
Restricted cash	-	396,042	61,465
Short-term investments	584,999	117,673	18,263
Accounts receivable, net	268,830	244,844	37,999
Inventories, net	148,662	267,451	41,508
Amounts due from NetEase Group	4,081	3,792	589
Prepayment and other current assets	235,532	204,615	31,755
Total current assets	1,851,566	2,020,237	313,536

Non-current assets:
Property and equipment, net	45,636	80,035	12,421
Operating lease right-of-use assets, net	105,865	140,968	21,878
Other assets, net	67,181	210,926	32,735
Total non-current assets	218,682	431,929	67,034

Total assets	2,070,248	2,452,166	380,570

Liabilities, Mezzanine Equity and Shareholders' Deficits
Current liabilities:
Accounts payables	141,304	116,931	18,147
Payroll payable	209,603	173,889	26,987
Amounts due to NetEase Group	67,230	106,489	16,527
Contract liabilities	1,440,489	1,132,744	175,799
Taxes payable	54,895	25,196	3,910
Accrued liabilities and other payables	602,044	627,013	97,312
Short-term loans from NetEase Group	878,000	878,000	136,263
Total current liabilities	3,393,565	3,060,262	474,945

Non-current liabilities:
Long-term lease liabilities	79,748	94,565	14,676
Other non-current liabilities	4,043	11,894	1,846
Total non-current liabilities	83,791	106,459	16,522

Total liabilities	3,477,356	3,166,721	491,467

Mezzanine equity(2)	-	102,886	15,968

Shareholders' deficit:
Youdao's shareholders' deficit	(1,408,105)	(816,118)	(126,660)
Noncontrolling interests	997	(1,323)	(205)
Total shareholders' deficit	(1,407,108)	(817,441)	(126,865)

Total liabilities, mezzanine equity and shareholders’ deficit	2,070,248	2,452,166	380,570

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.4434 on the last trading day of September (September 30, 2021) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:

Representing redeemable noncontrolling interest arising from business acquisition.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	600,350	921,138	995,739	154,536	1,423,025	2,915,731
Learning products	163,106	206,290	254,513	39,500	302,647	662,722
Online marketing services	132,585	165,979	137,040	21,268	335,047	442,113
Total net revenues	896,041	1,293,407	1,387,292	215,304	2,060,719	4,020,566

Cost of revenues (2)	(484,488)	(616,661)	(601,741)	(93,389)	(1,131,902)	(1,790,817)
Gross profit	411,553	676,746	785,551	121,915	928,817	2,229,749

Operating expenses:
Sales and marketing expenses (2)	(1,147,927)	(973,239)	(650,205)	(100,910)	(1,892,237)	(2,507,316)
Research and development expenses (2)	(120,991)	(180,029)	(193,278)	(29,996)	(296,513)	(528,387)
General and administrative expenses (2)	(36,639)	(67,850)	(71,368)	(11,076)	(93,080)	(188,572)
Total operating expenses	(1,305,557)	(1,221,118)	(914,851)	(141,982)	(2,281,830)	(3,224,275)
Loss from operations	(894,004)	(544,372)	(129,300)	(20,067)	(1,353,013)	(994,526)

Interest income	6,626	6,735	5,959	925	21,851	15,768
Interest expense	(7,843)	(7,764)	(7,835)	(1,216)	(23,369)	(23,216)
Others, net	17,352	23,366	614	95	51,547	24,334
Loss before tax	(877,869)	(522,035)	(130,562)	(20,263)	(1,302,984)	(977,640)

Income tax expense	(240)	(2,999)	(2,590)	(402)	(2,434)	(7,204)
Net loss	(878,109)	(525,034)	(133,152)	(20,665)	(1,305,418)	(984,844)
Net loss attributable to noncontrolling interests	304	681	4,254	660	383	5,802
Net loss attributable to ordinary shareholders of the Company	(877,805)	(524,353)	(128,898)	(20,005)	(1,305,035)	(979,042)

Basic net loss per ADS	(7.73)	(4.29)	(1.05)	(0.16)	(11.60)	(8.08)
Diluted net loss per ADS	(7.73)	(4.29)	(1.05)	(0.16)	(11.60)	(8.08)

Shares used in computing basic net loss per ADS	113,495,422	122,332,306	122,715,264	122,715,264	112,517,299	121,131,136
Shares used in computing diluted net loss per ADS	113,495,422	122,332,306	122,715,264	122,715,264	112,517,299	121,131,136

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.4434 on the last trading day of September (September 30, 2021) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:
Cost of revenues	1,665	2,496	1,843	286	3,876	6,220
Sales and marketing expenses	2,071	3,610	3,241	503	3,790	9,410
Research and development expenses	5,418	11,179	8,588	1,333	11,577	28,202
General and administrative expenses	2,917	6,548	6,799	1,055	7,658	18,503

YOUDAO, INC.
UNAUDITED ADDITIONAL INFORMATION
(RMB and USD in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services	600,350	921,138	995,739	154,536	1,423,025	2,915,731
Learning products	163,106	206,290	254,513	39,500	302,647	662,722
Online marketing services	132,585	165,979	137,040	21,268	335,047	442,113
Total net revenues	896,041	1,293,407	1,387,292	215,304	2,060,719	4,020,566

Cost of revenues
Learning services	276,568	387,345	336,108	52,163	673,331	1,066,632
Learning products	114,469	117,671	168,637	26,172	212,425	399,222
Online marketing services	93,451	111,645	96,996	15,054	246,146	324,963
Total cost of revenues	484,488	616,661	601,741	93,389	1,131,902	1,790,817

Gross margin
Learning services	53.9%	57.9%	66.2%	66.2%	52.7%	63.4%
Learning products	29.8%	43.0%	33.7%	33.7%	29.8%	39.8%
Online marketing services	29.5%	32.7%	29.2%	29.2%	26.5%	26.5%
Total gross margin	45.9%	52.3%	56.6%	56.6%	45.1%	55.5%

YOUDAO, INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(RMB and USD in thousands, except per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues of tutoring services	567,044	884,163	948,608	147,222	1,317,440	2,795,817
Add: value-added tax	54,083	61,257	39,052	6,061	114,118	146,084
ending deferred revenue	992,393	1,292,672	994,937	154,412	992,393	994,937
Less: beginning deferred revenue	(658,052)	(1,155,891)	(1,292,672)	(200,620)	(407,861)	(1,356,041)
deferred revenue from acquired subsidiaries	-	-	(58,295)	(9,047)	-	(58,295)
Non-GAAP gross billings	955,468	1,082,201	631,630	98,028	2,016,090	2,522,502

Net revenues of Youdao Premium Courses	496,508	820,532	886,057	137,514	1,130,235	2,605,509
Add: value-added tax	49,643	58,004	35,763	5,550	100,779	135,738
ending deferred revenue	893,517	1,200,300	910,285	141,274	893,517	910,285
Less: beginning deferred revenue	(562,643)	(1,054,107)	(1,200,300)	(186,284)	(344,111)	(1,253,527)
deferred revenue from acquired subsidiaries	-	-	(58,295)	(9,047)	-	(58,295)
Non-GAAP gross billings of Youdao Premium Courses	877,025	1,024,729	573,510	89,007	1,780,420	2,339,710

Net loss attributable to ordinary shareholders of the Company	(877,805)	(524,353)	(128,898)	(20,005)	(1,305,035)	(979,042)
Add: share-based compensation	12,071	23,833	20,471	3,177	26,901	62,335
amortization of intangible assets from business combination	-	-	996	155	-	996
impairment on long-term investments	-	-	7,000	1,086	-	7,000
Less: tax effects on non-GAAP adjustments	-	-	(149)	(23)	-	(149)
GAAP to non-GAAP reconciling items for the loss attributable to noncontrolling interests	-	-	(381)	(59)	-	(381)
Non-GAAP net loss attributable to ordinary shareholders of the Company	(865,734)	(500,520)	(100,961)	(15,669)	(1,278,134)	(909,241)

Non-GAAP basic net loss per ADS	(7.63)	(4.09)	(0.82)	(0.13)	(11.36)	(7.51)
Non-GAAP diluted net loss per ADS	(7.63)	(4.09)	(0.82)	(0.13)	(11.36)	(7.51)